Filed by CIENA Corporation
pursuant to Rule 425
Commission File No. 0-21969
Subject Company: Internet Photonics, Inc.

Investor Contacts:	Suzanne DuLong or Jessica Towns
CIENA Corporation
(888) 243-6223
email: ir@ciena.com

Press Contacts:	Aaron Graham or Denny Bilter
CIENA Corporation
(877) 857-7377
email: pr@ciena.com

FOR IMMEDIATE RELEASE

CIENA ANNOUNCES HSR CLEARANCE OF ANNOUNCED ACQUISITIONS OF
CATENA NETWORKS, INC. AND INTERNET PHOTONICS, INC.

LINTHICUM, Md. — March 18, 2004 — CIENA® Corporation (NASDAQ: CIEN) today announced that early termination of the antitrust waiting periods under the Hart-Scott-Rodino Act has been granted for CIENA’s planned acquisitions of both Catena Networks, Inc. and Internet Photonics, Inc.

Both transactions remain subject to various conditions and approval by other appropriate government agencies. In addition, the Catena acquisition requires approval by the stockholders of Catena. CIENA continues to expect that the transactions will close by the end of its third fiscal quarter of 2004.

# # #

ABOUT CIENA
CIENA Corporation delivers innovative network solutions to the world’s largest service providers and enterprises, increasing the cost-efficiency of current services while enabling the creation of new carrier-class data services built upon the existing network infrastructure. Additional information about CIENA can be found at www.ciena.com.

ABOUT CATENA NETWORKS
Catena Networks’ integrated broadband access solutions enable service providers to profitably deliver voice, data and video services and smoothly migrate to packet-based networks. These solutions include the CNX-5 Broadband DSL System, the CN1000 Broadband Loop Carrier, and the CN1000FX Fiber-to-the-X solution. For more information, please visit www.catena.com.

ABOUT INTERNET PHOTONICS
Internet Photonics, Inc. is an innovative growth company delivering the first carrier-grade Intelligent Wavelength Platforms, which allow network operators (service providers and cable MSOs) to sell profitable high-bandwidth data services alongside existing legacy services. For more information, please visit www.internetphotonics.com.

INVESTORS ARE URGED TO READ THE PROXY STATEMENT- PROSPECTUS RELATING TO THE CATENA TRANSACTION AND THE INFORMATION STATEMENT — PROSPECTUS RELATING TO THE INTERNET PHOTONICS TRANSACTION THAT CIENA EXPECTS TO FILE WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT — PROSPECTUS AND THE INFORMATION STATEMENT — PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC BY CIENA MAY BE OBTAINED, WHEN THEY BECOME AVAILABLE, FOR FREE AT THE SEC’S WEB SITE, WWW.SEC.GOV. THE PROXY STATEMENT-PROSPECTUS AND THE INFORMATION STATEMENT PROSPECTUS AND THE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM CIENA, CATENA OR INTERNET PHOTONICS. REQUESTS TO CIENA MAY BE DIRECTED TO CIENA, 1201 WINTERSON RD., LINTHICUM, MD, 21090-2205, ATTENTION: INVESTOR RELATIONS. REQUESTS TO CATENA MAY BE DIRECTED TO: CATENA NETWORKS, INC., 307 LEGGET DRIVE, KANATA, ON, CANADA, K2K 3C8, ATTENTION: KEVIN FORBES, VP OF FINANCE. REQUESTS TO INTERNET PHOTONICS, INC. MAY BE DIRECTED TO: INTERNET PHOTONICS, INC., 1030 BROAD STREET, SHREWSBURY, NJ 07702, ATTENTION: STEVE WASZAK, CHIEF FINANCIAL OFFICER.